Prospector Funds, Inc.
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

June 11, 2024

VIA EDGAR TRANSMISSION

David Manion
Senior Staff Accountant
United States Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington DC  20549

Re:	Prospector Funds, Inc. (the “Company”); File Nos. 333-143669 and 811-22077

Dear Mr. Manion:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) with respect to the review of the Company’s Annual Report (the “Annual Report”) filed on Form N-CSR for the reporting period ending December 31, 2023, on behalf of the Company’s series, Prospector Capital Appreciation Fund (“Capital Appreciation Fund”) and Prospector Opportunity Fund (“Opportunity Fund”) (each, a “Fund” and together, “the Funds”). You provided the Staff’s comments by telephone on May 28, 2024, to Patricia A. Poglinco and Lancelot A. King of Seward & Kissel, LLP, counsel to the Company.

The Staff’s comments and the Company’s responses thereto are set forth below.

Comments

Comment 1:
The most recent filing of a fidelity bond for the Company reflects fidelity bond coverage for the Funds that expired in 2023. Please confirm that each Fund has fidelity bond coverage and file a copy of the current fidelity bond for the Funds as soon as possible.

Response:
The Company confirms it has had continuous fidelity bond coverage as required by Rule 17g-1 under the Investment Company Act of 1940 (“Rule 17g-1”). The fidelity bond coverage was timely renewed prior to its expiration in September 2023 and is effective until September 7, 2024.  In response to your comment, the Company filed a copy of the renewed bond in accordance with Rule 17g-1 on May 30, 2024.

Comment 2:
In the “Financial Highlights” table for each Fund in the Annual Report, footnote one regarding net investment income references the ”Pre-ROC method of calculation.” The Staff notes that this term is not typically used to describe a fund’s calculation of net investment income. Please confirm that each Fund’s calculation of net investment income was performed in accordance with the applicable Instructions of SEC Form N-1A.

Response:	Each Fund’s calculation of net investment income was performed in accordance with Instruction 2(a) to Item 13 of SEC Form N-1A. In future reports, the Company will clarify the disclosure.

Comment 3:
Under “Notes to the Financial Statements — 5. Agreements” in the Annual Report, the disclosure indicates that the Funds’ investment adviser (the “Adviser”) had outstanding waivers of $16,692 and $16,146 for Capital Appreciation Fund and Opportunity Fund, respectively. Please confirm whether (and where) these waiver amounts were recorded in the Financial Statements.

Response:
The waiver amounts were netted against the amount payable to the Adviser as reported under “Statements of Assets and Liabilities – Liabilities”, line item “Payable to Investment Advisor, net”.  In future reports, the Company will add disclosure to this line item that clarifies the amount is net of fee waivers by the Adviser.

Comment 4:
The Funds’ Statement of Additional Information and financial statements indicate that there is significant concentration in the shareholder ownership of each Fund. Explain how shareholder concentration risk is addressed in the registration statement of the Funds.

Response:
The Funds’ Board of Directors recently approved an Agreement and Plan of Reorganization pursuant to which the Funds will each, subject to shareholder approval, reorganize into a newly created and identically named series of another registered investment company (“Reorganization”), with investment objectives, strategies, and policies that are the same as those of the corresponding Fund. Each Fund or “successor fund” will add appropriate risk disclosure to the fund’s registration statement, to the extent there is known significant shareholder concentration, at the time of the next (i) annual update of the prospectus and statement of additional information or (ii) post-effective amendment after the Reorganization.

Comment 5:
With respect to the certifications filed as exhibits to the Form N-CSR for the Funds, the Staff notes that the titles for the signatories included in the certifications do not identify the principal executive officer and principal financial officer of the Company. Please confirm that the individuals who signed the certifications in the Form N-CSR are the principal executive officer and the principal financial officer of the Company and confirm these titles will be used in future Form N-CSR filings going forward.

Response:
Each Fund confirms that the individuals who signed the certifications provided with the Fund's Form N-CSR filing are the Company’s principal executive officer and principal financial officer and that, going forward, such titles will be included in the certifications provided with the Fund's Form N-CSR filings.

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If you have any additional comments or questions, please contact me at (203) 533-6811.

Sincerely, /s/ Peter N. Perugini Peter N. Perugini Secretary and Treasurer

cc:	Patricia A. Poglinco, Esq. Lancelot A. King, Esq.